# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 05/09/2025
Amends the filing with accession number 0001829126-25-003620
Filed by CIK 0002054128
Persons authorized to receive notices and communications: Cao Yu, Room 802, Building 47,, Rongcheng Garden, Xiangcheng District,, Suzhou City, China (F4), 215100, 86 152 5004 8607

## Reporting persons
- Cao Yu (CIK 0002054128): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 3,189,532; shared voting power 0; sole dispositive power 2,142,891; shared dispositive power 0; aggregate amount beneficially owned 3,189,532 (40.7% of the class)
  Comment: Note to Rows 7 and 11: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of (i) 1,604,166 shares of Common Stock issuable upon conversion of 1,145,833 shares of Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Convertible Preferred Stock"), which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock, and (ii) 1,585,366 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker (as defined below).
  
  Note to Row 9: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of (i) 557,525 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, and (ii) 1,585,366 shares of Common Stock. The shares of Series A Convertible Preferred Stock are not convertible into more than 19.99% of the number of shares of Common Stock outstanding immediately prior to the original issuance date of the Series A Convertible Preferred Stock (the "Preferred Blocker"); therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
- Hu Bin (CIK 0002053987): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: personal funds (PF); sole voting power 2,056,705; shared voting power 0; sole dispositive power 1,411,184; shared dispositive power 0; aggregate amount beneficially owned 2,056,705 (27.7% of the class)
  Comment: Note to Rows 7 and 11: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of (i) 1,203,046 shares of Common Stock issuable upon conversion of 859,319 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock, and (ii) 853,659 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker.
  
  Note to Row 9: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of (i) 557,525 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, and (ii) 1,585,366 shares of Common Stock. The shares of Series A Convertible Preferred Stock are subject to the Preferred Blocker; therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
- Youxin Consulting Limited (CIK 0002053977): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 343,774; shared voting power 0; sole dispositive power 343,774; shared dispositive power 0; aggregate amount beneficially owned 343,774 (5.2% of the class)
  Comment: Note to Rows 7, 9 and 11: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of 343,774 shares of Common Stock issuable upon conversion of 245,553 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker. The shares of Series A Convertible Preferred Stock are subject to the Preferred Blocker; therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
- Li Wai Chung (CIK 0002056059): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 343,774; shared voting power 0; sole dispositive power 343,774; shared dispositive power 0; aggregate amount beneficially owned 343,774 (5.2% of the class)
  Comment: Note to Rows 7, 9 and 11: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of 343,774 shares of Common Stock issuable upon conversion of 245,553 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker. The shares of Series A Convertible Preferred Stock are subject to the Preferred Blocker; therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong (K3), 00000
Comment: This Amendment No. 3 to the Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D filed by Cao Yu, Hu Bin, Youxin Consulting Limited and Li Wai Chung (collectively, the "Reporting Persons") on February 25, 2025 (as amended by Amendment No. 1, filed on April 14, 2025 and Amendment No. 2, filed on May 13, 2025, the "Schedule 13D"). This Amendment No. 3 is being filed to (i) update Item 6 of the Schedule 13D and (ii) report that the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own increased by more than one percent (1%) as a result of the change in the number of shares of Common Stock outstanding. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 9, 2025, Cao Yu, Hu Bin, Youxin Consulting Limited (each a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") and David Elliot Lazar entered into a Voting Agreement (the "Voting Agreement") pursuant to which each Voting Agreement Stockholder irrevocably and unconditionally agreed to vote all capital stock of the Issuer beneficially owned by such Voting Agreement Stockholder in favor of approving the conversion of the Unsecured Promissory Note issued to David Elliot Lazar on February 18, 2025 into shares of Common Stock (the "Conversion") at every meeting of the stockholders of the Issuer at which such matter is considered and at every adjournment or postponement thereof. The Voting Agreement will terminate upon the earlier of (i) the Conversion or (ii) December 31, 2025.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the reference to the Voting Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated May 29, 2025, by and among the Reporting Persons (filed herewith).

Exhibit 99.1: Voting Agreement, dated as of May 9, 2025, by and among Cao Yu, Hu Bin, Youxin Consulting Limited and David Elliot Lazar (filed herewith).

## Signatures
- Cao Yu: /s/ Cao Yu, Cao Yu (05/29/2025)
- Hu Bin: /s/ Hu Bin, Hu Bin (05/29/2025)
- Youxin Consulting Limited: /s/ Li Wai Chung, Li Wai Chung (05/29/2025)
- Li Wai Chung: /s/ Li Wai Chung, Li Wai Chung (05/29/2025)